Exhibit No. 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2024 and 2023

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

Opinion

We have audited the consolidated financial statements of Worthington Armstrong Venture and its subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024 in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 17, 2025

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2024 and 2023

(Dollar amounts in thousands)

Assets	2024	2023
Current assets:
Cash and cash equivalents	$3,806	$2,547
Accounts receivable, net	49,509	40,002
Receivables from affiliates	3,808	1,913
Inventory, net	52,567	42,157
Other current assets	349	2,293
Total current assets	110,039	88,912
Property, plant, and equipment, net	40,292	37,639
Goodwill and intangibles	14,655	8,891
Operating lease assets	38,750	40,267
Other assets	347	390
Total assets	$204,083	$176,099

Liabilities and Partners' Deficit
Current Liabilities:
Accounts payable	$18,208	$16,105
Accounts payable to affiliates	443	4,402
Accrued expenses	7,757	7,347
Operating lease liabilities	5,248	4,993
Taxes payable	204	190
Total current liabilities	31,860	33,037
Long-term liabilities:
Long-term debt	337,556	326,341
Long term operating lease liabilities	33,502	35,274
Other long-term liabilities	2,228	2,318
Total long-term liabilities	373,286	363,933
Total liabilities	405,146	396,970
Partners’ deficit:
Accumulated deficit	(200,897)	(220,695)
Accumulated other comprehensive loss	(166)	(176)
Total partners’ deficit	(201,063)	(220,871)
Total liabilities and partners’ deficit	$204,083	$176,099

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2024, 2023, and 2022

(Dollar amounts in thousands)

	2024	2023	2022
Net sales	$492,329	$448,995	$458,159
Cost of sales	(195,455)	(185,823)	(227,046)
Gross margin	296,874	263,172	231,113
Selling, general, and administrative expenses	(62,215)	(59,116)	(57,757)
Operating income	234,659	204,056	173,356
Other income (expense), net	(1,143)	257	323
Interest expense	(17,256)	(16,844)	(9,767)
Income from operations before tax expense	216,260	187,469	163,912
Income tax expense	(348)	(232)	(203)
Total net income	215,912	187,237	163,709

Other comprehensive income:
Change in pension plan	1,269	119	861
Change in cash flow hedge	(1,259)	1,244	566
Total other comprehensive income	10	1,363	1,427
Total comprehensive income	$215,922	$188,600	$165,136

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Deficit

Years ended December 31, 2024, 2023, and 2022

(Dollar amounts in thousands)

	Contributed capital
		The		Accumulated
	Armstrong	Worthington		other	Total
	Ventures,	Steel	Accumulated	comprehensive	partners’
	Inc.	Company	deficit	income (loss)	deficit
Balance, December 31, 2021	$—	$—	$(169,641)	$(2,966)	$(172,607)
Net income	—	—	163,709	—	163,709
Distributions	—	—	(209,000)	—	(209,000)
Change in pension plan	—	—	—	861	861
Change in cash flow hedge	—	—	—	566	566
Balance, December 31, 2022	—	—	(214,932)	(1,539)	(216,471)
Net income	—	—	187,237	—	187,237
Distributions	—	—	(193,000)	—	(193,000)
Change in pension plan	—	—	—	119	119
Change in cash flow hedge	—	—	—	1,244	1,244
Balance, December 31, 2023	—	—	(220,695)	(176)	(220,871)
Net income	—	—	215,912	—	215,912
Distributions	—	—	(196,000)	—	(196,000)
Other	—	—	(114)	—	(114)
Change in pension plan	—	—	—	1,269	1,269
Change in cash flow hedge	—	—	—	(1,259)	(1,259)
Balance, December 31, 2024	$—	$—	$(200,897)	$(166)	$(201,063)

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2024, 2023, and 2022

(Dollar amounts in thousands)

	2024	2023	2022
Cash flows from operating activities:
Net income	$215,912	$187,237	$163,709
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,168	4,739	4,774
Pension settlement expense	1,016	-	-
Changes in assets and liabilities:
Change in receivables	(8,778)	1,699	(493)
Change in inventory	(10,194)	9,481	21,625
Change in payables and accrued expenses	(1,762)	2,398	(10,973)
Other	775	37	1,526
Net cash provided by operating activities	202,137	205,591	180,168
Cash flows from investing activities:
Purchases of property, plant, and equipment	(7,418)	(6,178)	(8,121)
Cash paid for acquisition	(8,460)	-	-
Net cash used in investing activities	(15,878)	(6,178)	(8,121)
Cash flows from financing activities:
Proceeds from revolving credit facility	253,000	213,000	233,500
Repayment of revolving credit facility	(242,000)	(221,000)	(195,000)
Distributions paid	(196,000)	(193,000)	(209,000)
Net cash used in financing activities	(185,000)	(201,000)	(170,500)
Net increase (decrease) in cash and cash equivalents	1,259	(1,587)	1,547
Cash and cash equivalents at beginning of year	2,547	4,134	2,587
Cash and cash equivalents at end of year	$3,806	$2,547	$4,134
Supplemental disclosures:
Interest paid	$17,271	$17,459	$9,005
Income taxes paid	336	198	212

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

(Dollar amounts in thousands)

(1) Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries, Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Enterprises, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has seven manufacturing plants located throughout the United States.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include management estimates and judgments, where appropriate. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of property, plant, and equipment and goodwill, operating lease liabilities and right-of-use assets, accrual for volume rebates, and assets and obligations related to employee benefits.

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions have been eliminated.

(b) Revenue Recognition

The Company recognizes revenue upon transfer of control of products to the customer, which typically occurs upon shipment. The main performance obligation to customers is the delivery of products in accordance with purchase orders. Each purchase order confirms the transaction price for the products purchased under the arrangement. Direct shipments to building materials distributors, home centers, direct customers and retailers represent the majority of sales transactions. Standard sales terms are Free On Board (“FOB”) shipping point; however, the Company does have minimal sales terms that are FOB destination. At the point of shipment, the customer is required to pay under normal sales terms, which in most cases are 45 days or less, with no material financing components. While the majority of the Company’s revenue is derived from the sale of standard products, the Company also manufactures and sells customized ceiling products. The manufacturing cycle for these products is typically short.

The Company’s products are sold with normal and customary return provisions. Limited warranties are provided for defects in materials or factory workmanship, sagging and warping, and certain other manufacturing defects. Warranties are not sold separately to customers, and product warranties place certain requirements on the purchaser, including installation and maintenance in accordance with written instructions. In addition to the warranty program, under certain limited circumstances, the Company will occasionally, at its sole discretion, provide a customer accommodation repair or replacement. Warranty repairs and replacements are most commonly made by professional installers employed by or affiliated with the Company’s independent distributors. Sales returns and warranty claims have historically not been material and do not constitute separate performance obligations.

The Company often offers incentive programs to its customers, primarily volume rebates and promotions. The majority of the Company’s rebates are designated as a percentage of annual customer purchases. Rebate amounts are estimated based on actual sales for the period and accrued for the projected incentive programs costs. The costs of rebate accruals are recorded as a reduction to revenue. Other sales discounts, including early pay promotions, are deducted immediately from the sales invoice.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income and comprehensive income.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

(Dollar amounts in thousands)

(c) Derivative Instruments and Hedging Activities

The Company recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. For derivatives not designated as hedges or that do not meet the criteria for hedge accounting, all changes in fair value are recorded immediately to profit or loss.

(d) Advertising Costs and Research and Development Expenditures

The Company recognizes advertising costs and research and development expense as incurred. Advertising expense was $2,090, $1,844, and $2,102 for the years ended December 31, 2024, 2023, and 2022, respectively. Research and development expense was $4,102, $3,924, and $4,195 for the years ended December 31, 2024, 2023, and 2022, respectively.

(e) Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax benefits are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(f) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(g) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out method.

(h) Long‑Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

(i) Leases

The Company enters into operating leases for certain manufacturing plants, warehouses, and automobiles. The Company’s leases have remaining lease terms of up to 10 years. Several leases include options for the Company to renew in certain increments. The Company considers these components in determining the lease term used to establish the right-of-use ("ROU") assets and lease liabilities when it is reasonably certain that the Company will exercise that option. The Company’s lease agreements do not contain any residual value guarantees or material restrictive covenants. Short-term leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. The lease expenses are recognized on a straight-line basis over the lease term.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

(Dollar amounts in thousands)

As the Company’s leases do not provide an implicit rate, an Incremental Borrowing Rate based on information that is available at the lease commencement date is used to compute the present value of lease payments, which is an estimate of the collateralized borrowing rate the Company would incur on future lease payments over a similar term.

(j) Goodwill and Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is tested for impairment at least annually. The impairment tests performed in 2024 and 2023 did not result in an impairment of goodwill.

Intangible assets primarily represent acquired customer relationships, which are amortized on a straight-line basis over their estimated useful lives, which range from 5 to 15 years. Amortization expense was $403, $164, and $164 for the years ended December 31, 2024, 2023, and 2022, respectively. Intangible assets are reviewed for impairment when indicators of impairment are present. The Company did not test intangible assets for impairment in 2024 or 2023, as no indicators of impairment existed.

(k) Recently Adopted Accounting Standards

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires most business entities to disclose information about certain government assistance they receive. The related disclosure requirements include (1) the nature of the transactions and the related accounting policy used; (2) the line items on the balance sheet and income statement that are affected and the amounts applicable to each financial statement line item; and (3) significant terms and conditions of the transactions. The Company adopted the ASU on January 1, 2022. See Note 10 for discussion regarding such amounts recorded in 2022.

(l) Recently Issued Accounting Standards

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires the disaggregation of certain expense captions into specified categories in disclosures within the notes to the consolidated financial statements to provide enhanced transparency into the expense captions presented on the face of the statement of income and comprehensive income. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted, and may be applied either prospectively or retrospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its related disclosures.

(3) Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $104 and $134 at December 31, 2024 and 2023, respectively.

(4) Inventory

	2024	2023
Finished goods	$18,374	$17,251
Goods in process	713	348
Raw materials	29,758	20,814
Supplies	3,722	3,744
Total inventory, net of reserves	$52,567	$42,157

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

(Dollar amounts in thousands)

(5) Derivative Instruments and Hedging Activities

The Company may use interest-rate related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments and uses commodity derivatives to manage its exposure to commodity price fluctuations. The Company does not enter into derivative instruments for any purpose other than cash flow hedging. The Company does not speculate using derivative instruments.

The Company currently uses Secured Overnight Financing Rate (SOFR) debt to finance its operations after transitioning from the variable-rate London Interbank Offered Rate (LIBOR) debt in December 2022. The Company’s mechanisms for using SOFR as the base rate remain largely the same as under LIBOR, with the exception of a small monthly basis point adjustment intended to ensure that SOFR rates effectively mirror higher LIBOR rates. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments, and thus may enter into interest rate swap agreements to manage fluctuations in cash flows resulting from changes in the benchmark interest rate. The swap changes the variable-rate cash flow exposure on the debt obligations to fixed cash flows. The Company is not currently utilizing interest rate swaps; however, management will continue to evaluate opportunities to limit variability of cash flows resulting from changes in the benchmarked interest rate.

The Company also strategically enters into certain derivative instruments to hedge exposure to changes in cash flows attributable to commodity price fluctuations associated with certain forecasted transactions, specifically the future purchases of steel and aluminum used in manufacturing the Company’s products. Changes in the fair value of steel and aluminum derivative instruments designated as hedging instruments and that effectively offset the variability of cash flows associated with anticipated purchases of steel and aluminum are reported in accumulated other comprehensive income. These amounts subsequently are reclassed into cost of goods sold when the related inventory is liquidated and affects earnings. The Company assesses hedge effectiveness both at the onset of the hedge and at regular intervals throughout the life of the derivative instrument.

The fair value of derivatives designated as hedging instruments held as of December 31, 2024 and 2023 are as follows:

	2024		2023
	B/S Location	Fair value	B/S Location	Fair value
Steel and aluminum hedges (current)	Accrued expenses	$168	Other current assets	$1,091

The amount of gain (loss) recognized in accumulated other comprehensive income was ($168) and $1,091, respectively as of December 31, 2024 and 2023.

(6) Property, Plant, and Equipment

	2024	2023
Land	$673	$673
Buildings	16,976	16,609
Machinery and equipment	85,407	80,072
Computer software	2,621	2,574
Construction in process	8,835	7,296
	114,512	107,224
Accumulated depreciation and amortization	(74,220)	(69,585)
Total property, plant, and equipment, net	$40,292	$37,639

Depreciation expense was $4,765, $4,575 and $4,610 for the years ended December 31, 2024, 2023 and 2022, respectively.

(7) Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

(Dollar amounts in thousands)

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the short-term maturity of these instruments. The carrying value and estimated fair value of debt was $337,556 and $325,598, respectively, at December 31, 2024. The carrying value and estimated fair value of debt was $326,341 and $306,420, respectively, at December 31, 2023.

The fair value of the Company’s debt is based on the amount of future cash flows discounted using rates the Company would currently be able to realize for similar instruments of comparable maturity.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company’s derivatives are valued using Level 2 inputs. The fair values are disclosed in Note 5. The Company does not have any significant financial or nonfinancial assets or liabilities that are valued using Level 3 inputs.

(8) Debt

The Company has a $250,000 revolving credit facility (Facility) with PNC Bank and other lenders which expires March 31, 2026. In December 2022, the Company entered into an amendment to its Revolving Credit agreement which replaced LIBOR with the SOFR as the reference rate plus a spread adjustment. The Company applied an optional expedient under Topic 848, Reference Rate Reform, that allowed it to account for the contract modification as a continuation of the existing contract without further analysis. As of December 31, 2024 and 2023 there was $188,000 and $177,000, respectively, outstanding under the Facility. The Company can borrow at rates with a range over adjusted SOFR of 1.125% to 1.75%, depending on the Company’s leverage ratio, as defined by the terms of the Facility. As of December 31, 2024 and 2023, the Company’s interest rate was 5.71% and 6.71%, respectively. On February 6, 2025, the Company amended and restated the Facility, which now provides for a $275,000 revolving credit facility which expires February 6, 2030, and bears interest at rates with a range over adjusted SOFR of 1.375% to 2.00%, depending on the Company’s leverage ratio.

On October 19, 2018, the Company issued $50,000 of 10-year private placement notes with PGIM, Inc. (PGIM Series B Notes) that mature in October 2028. At December 31, 2024 and 2023, there was $50,000 outstanding. The PGIM Series B Notes bear interest at 4.79% that is paid on a quarterly basis.

On February 5, 2021, the Company issued $50,000 of 8-year private placement notes with PGIM, Inc. (PGIM Series D Notes) that mature in February 2029. At December 31, 2024 and 2023, there was $50,000 outstanding. The PGIM Series D Notes bear interest at 3.05% that is paid on a quarterly basis.

On January 7, 2021, the Company issued $50,000 of 10-year private placement notes with Bank of America N.A. (BoA Series C Notes) that mature in January 2031. At December 31, 2024 and 2032 there was $50,000 outstanding. The BoA Series C Notes bear interest at 2.90% that is paid bi-annually.

As of December 31, 2024 and 2023, unamortized debt issuance costs were $444 and $659, respectively. The debt agreements contain certain restrictive financial covenants, including, among others, interest coverage and leverage ratios. The Company was in compliance with its covenants during the years ended and as of December 31, 2024 and 2023.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

(Dollar amounts in thousands)

(9) Pension Benefit Programs

The Company contributes to the Worthington Industries Deferred Profit Sharing Plan for eligible U.S. employees. Costs for this plan were $1,842, $1,584 and $1,297 for 2024, 2023 and 2022, respectively.

The Company also had a U.S. defined-benefit pension plan for eligible hourly employees that worked in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East Coast operations, which eliminated the expected future years of service for participants in the plan.

During the year ended December 31, 2024, the Company terminated the defined-benefit pension plan and settled the remaining plan obligations by offering lump sum settlements to all participants not receiving monthly benefits and purchasing annuities for all remaining plan participants. These actions reduced the number of participants in the defined-benefit pension plan to zero and the Company has no future obligations related to the plan.

After purchasing the annuities and settling the remaining administrative expenses; the Company was in an overfunded position and funds were reverted to the Company, which offset a portion of the pension settlement charges. Pension settlement expense of $1,016 was recorded in other income (expense), net in the consolidated statements of income and comprehensive income

The following tables set forth the defined-benefit pension plan’s benefit obligations and funded status at December 31, 2024 and 2023:

	2024	2023
Projected benefit obligation at beginning of year	$3,706	$4,145
Interest cost	87	195
Actuarial gain	(88)	(65)
Benefits paid	(3,705)	(569)
Projected benefit obligation at end of year	$—	$3,706

Note: The $1,016 settlement charge incurred in 2024 is included within the “Benefits paid” total.

2023
Benefit obligation at December 31	$3,706
Fair value of plan assets as of December 31	4,475
Funded status at end of year	$769
Amounts recognized in the balance sheets consist of:
Other assets	$769
Accumulated other comprehensive loss	1,267
Net amount recognized	$2,036

Amounts recognized in accumulated other comprehensive loss represent unrecognized net actuarial losses.

The components of net periodic benefit cost are as follows:

	2024	2023	2022
Interest cost	$87	$195	$138
Expected return on plan assets	(75)	(167)	(343)
Recognized net actuarial loss	73	144	190
Recognized settlement charge	1,016	74	188
Net periodic benefit cost	$1,101	$246	$173

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

(Dollar amounts in thousands)

The valuations and assumptions reflect the Society of Actuaries PRI 2012 mortality table with MP-2021 generational projection scales as of December 31, 2023.

Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2024 and 2023 are as follows:

	2024	2023
Weighted average assumptions for the year ended December 31:
Discount rate	4.95%	4.89%
Expected long-term rate of return on plan assets	3.50	3.50
Weighted average assumptions as of December 31:
Discount rate	N/A	5.79%
Expected long-term rate of return on plan assets	N/A	3.50

In developing the 3.50% expected long-term rate of return assumption, the Company considered its historical returns and reviewed asset class return expectations and long-term inflation assumptions.

The Company made no contributions to the U.S. defined-benefit pension plan in 2024, 2023, and 2022.

(10) Income Taxes

The Company is a general partnership in the United States, and accordingly, U.S. federal and state income taxes are generally the responsibility of the two general partners. Therefore, no federal income tax provision has been recorded on U.S. income.

Other taxes

In 2022, the Company recorded an Employee Retention Credit (ERC) benefit of $2,154, representing a refundable payroll tax credit for eligible wages paid to our employees in 2021 under the Coronavirus Aid, Relief, and Economic Security Act. The Company accounted for the ERC by applying the grant model. The credit was recorded as an offset to payroll tax expenses within cost of goods sold and selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

(11) Leases

The Company is a lessee in several noncancellable operating leases, primarily real estate for its corporate office as well as for certain of its manufacturing facilities; substantially all of the Company’s lease expense relates to building and warehouse lease expense. Several leases include options for renewal, and contain clauses for payment of real estate taxes, insurance, and certain operating costs. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense during 2024, 2023, and 2022 amounted to $6,113, $5,005, and $4,347, respectively.

Short-term lease expense and variable lease costs were not material for the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, the Company did not have any new leases that have not yet commenced.

The weighted average remaining lease term for the Company’s operating leases at December 31, 2024 and 2023 was 7.2 years and 8.3 years, respectively. The weighted average discount rate at December 31, 2024 and 2023 was 4.3% and 4.1%, respectively.

Cash paid for amounts included in the measurement of lease liabilities was $6,481 and $5,701 for the years ended December 31, 2024 and 2023, respectively.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

(Dollar amounts in thousands)

Maturities of operating lease liabilities under noncancellable leases as of December 31, 2024 are as follows:

Year:
2025	$5,663
2026	6,970
2027	6,357
2028	6,327
2029	6,505
Thereafter	18,326
Total undiscounted lease payments	$50,148
Less: imputed interest	(11,398)
Total lease liabilities	$38,750

(12) Accumulated Other Comprehensive Income (Loss)

The following table summarizes the activity, by component, related to the change in AOCI for December 31, 2024 and 2023 and the balances for accumulated other comprehensive income (loss):

			Accumulated
			other
	Cash flow		comprehensive
	hedge	Pension plan	(loss)
Balance, December 31, 2022	$(151)	$(1,388)	$(1,539)
Other comprehensive income before reclassifications	1,244	5	1,249
Amounts reclassified from accumulated other comprehensive income	—	114	114
Net current period other comprehensive income	1,244	119	1,363
Balance, December 31, 2023	$1,093	$(1,269)	$(176)
Other comprehensive income before reclassifications	(1,259)	233	(1,026)
Amounts reclassified from accumulated other comprehensive income	—	1,036	1,036
Net current period other comprehensive income	(1,259)	1,269	10
Balance, December 31, 2024	$(166)	$—	$(166)

The amount reclassified from AOCI was recorded in other income, net in the consolidated statements of income and comprehensive income.

(13) Related Parties

Armstrong provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. Armstrong purchases grid products from the Company, which are then resold along with Armstrong inventory to Armstrong’s customers.

	2024	2023	2022
Services provided by Armstrong	$26,472	$27,797	$29,083
Sales to Armstrong	34,398	32,568	34,450

Armstrong owed the Company $3,808 and $1,913 for purchases of product as of December 31, 2024 and 2023, respectively, which are included in receivables from affiliates.

Worthington, and affiliates of Worthington, provide certain administrative processing services, steel processing services, and insurance‑related coverages to the Company for which it receives reimbursement.

	2024	2023	2022
Administrative services by Worthington	$2,004	$2,139	$2,129
Insurance-related coverage net of premiums by Worthington	626	691	1,425

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

(Dollar amounts in thousands)

The Company owed $443 and $4,402 to Worthington and affiliates of Worthington as of December 31, 2024 and 2023, respectively, which are included in accounts payable to affiliates.

(14) Acquisition

On August 1, 2024, the Company acquired the assets utilized by Data Center Resources, LLC, (DCR) in the manufacturing of DCR’s products (the Business). DCR designs and manufactures customizable, modular aisle containment solutions for data centers. Assets of the Business and the results of the Business’s operations have been included in the consolidated financial statements since the acquisition date. The Company concluded that the assets met the definition of a business under Accounting Standard Codification section 805, Business Combinations, and therefore the transaction has been accounted for as a business combination. Total consideration paid for the Business was $8,460, of which $2,833 was allocated to goodwill, $3,334 to intangible assets, $2,624 to accounts receivable, $216 to inventory and $547 to accounts payable. As of December 31, 2024, the Company continues to vertically integrate the customer sales and service, design and drawing, and manufacturing processes of the Business to align with the Company’s existing processes.

(15) Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(16) Business and Credit Concentrations

Approximately 36%, 35%, and 29% of net sales were to the Company’s largest third-party customer for 2024, 2023, and 2022, respectively. The Company’s 10 largest third-party customers accounted for approximately 82%, 80%, and 78% of the Company’s net sales for 2024, 2023, and 2022, respectively, and approximately 90% and 88% of the Company’s trade accounts receivable balances at December 31, 2024 and 2023, respectively. See Note 13 for sales to and amounts owed to the Company from Armstrong.

(17) Subsequent Events

Management has evaluated subsequent events through the date the annual consolidated financial statements were available to be issued, February 17, 2025.